SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                      AMENDMENT NO. 1 TO

                                             FORM

                                            N-8B-2

                                      File No. 811-7423



                  REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                                 CURRENTLY ISSUING SECURITIES


                                       October 2, 1996


                               Pursuant to Section 8(b) of the
                               Investment Company Act of 1940






                                 Glickenhaus Value Portfolios
                                  The 1996 Equity Collection
                                   (and Subsequent Series);
                        Glickenhaus Special Situations Trust, Series 1
                                   (and Subsequent Series);
                            and any other future trusts for which
                                      Glickenhaus & Co.
                                       acts as sponsor
                                      Name of Registrant

                                      6 East 43rd Street
                                   New York, New York 10017

                          Address and Principal Office of Registrant




  X    Not the issuer of periodic payment plan certificates.

_____  Issuer of periodic payment plan certificates.

Amending Cover Page, Items 1, 6(a), 8, 11, 13(a), 13(d), 16, 18(b), 18(c),
44(a), 44(c), 46(a), 47, 48, 52(a), Exhibits 1 and 2.



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I.  ORGANIZATION AND GENERAL INFORMATION

               1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                          Glickenhaus Value Portfolios
                           The 1996 Equity Collection
                            (and Subsequent Series);
                 Glickenhaus Special Situations Trust, Series 1
                            (and Subsequent Series);
                     and any other future trusts for which
                               Glickenhaus & Co.
                                acts as sponsor.

                  The Trusts have no Internal Revenue Service
                        Employer Identification Number.

               (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                             An Undivided Interest
                                     --in--
                      GLICKENHAUS SPECIAL SITUATIONS TRUST
                                    Series 1
                            (and Subsequent Series)

               6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                      The form of Trust Indenture and Agreement to be employed by the Trust will be filed as Exhibit 1.1.1 to the Registration Statement on Form S-6 of the Trust. The Indenture will be dated the initial date of deposit of the securities in Glickenhaus Special Situations Trust, Series 1 (and Subsequent Series) and shall terminate no later than the disposition of the last security purchased by the Trust.

               8. State the date on which the fiscal year of the trust ends.

                      September 30th



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II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST


        Information Concerning the Securities Underlying the Trust's Securities

               11. Describe briefly the kind or type of securities comprising the Unit of specified securities in which security holders have an interest.

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "The Portfolio", "The
               Trust--Portfolio", "The Trust--General Obligation Bonds", "The Trust--Appropriations Bonds" and "The Trust--Revenue Bonds" in
               Exhibit 2.


                   Information Concerning Loads, Fees, Charges and Expenses

               13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                      (A) the nature of such load, fee, expense or charge;

                      (B)    the amount thereof;

                      (C) the name of the person to whom such amounts are paid and his relationship to the trust;

                      (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

               For Series of Glickenhaus Special Situations Trust, and in response to Items 13(a)(A), (B), (C) and (D), please refer to the information under "Summary of Essential Information", "Public Offering Price", "Statement of Condition", "Public Offering", "Rights of Unit Holders--Expenses and Charges" and "Rights of Unit Holders--Other Charges" in Exhibit 2.

               (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

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               For Series of Glickenhaus Special Situations Trust,
               please refer to information under "Public Offering-- Offering Price" and "Public Offering--Distribution of Units" in Exhibit 2.


                      Information Concerning the Operations of the Trust

               16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "The Trust--Organization", "The Trust--Portfolio", "The Trust--General Considerations" and "The Trust--Substitution of Bonds" in Exhibit 2.

               18. (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "Automatic Accumulation Account" in
               Exhibit 2.

               (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "Rights of Unit Holders--Distributions of Interest and Principal" in
               Exhibit 2.


        Offering Price or Acquisition Valuation of Securities of the Trust

               44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                      (1) The source of quotations used to determine the value of portfolio securities.


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                      (2)    Whether opening, closing, bid asked or any
                             other price is used.

                      (3) Whether price is as of the day of sale or as of any other time.

                      (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                      (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                      (6)    Whether adjustments are made for fractions:

                               (i)  before adding distributor's compensation
                                    (load); and

                              (ii)  after adding distributor's compensation
                                    (load).

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "Summary of Essential Information", "Statement of Condition", "Public Offering Price", "Public Offering" and "Rights of Unitholders--Distributions of Interest and Principal" in Exhibit 2.

               (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "Public Offering--Offering Price" and "Public Offering--Distribution of Units" in Exhibit 2.


        Redemption Valuation of Securities of the Trust

               46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the Trust:

                      (1) The source of quotations used to determine the value of portfolio securities.


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                      (2)    Whether opening, closing, bid, asked or any
                             other price is used.

                      (3) Whether price is as of the day of sale or as of any other time.

                      (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                      (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                      (6)    Whether adjustments are made for fractions.

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "Summary of Essential Information", "Market for Units", "Termination", "Public Offering--Offering Price" and "Rights of Unit Holders--Redemption" in Exhibit 2.


        Purchase and Sale of Interests in Underlying
        Securities from and to Security Holders

               47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "Market for Units", "Public Offering--Offering Price" and "Rights of Unit
               Holders--Redemption" in Exhibit 2.



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V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

               48. Furnish the following information as to each trustee or custodian of the trust:

               (a)    Name and principal business address.

               (b)    Form of organization.

               (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

               (d) Name of governmental supervising or examining authority.

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "Trustee" in Exhibit 2.


VII.  POLICY OF REGISTRANT


               52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee of custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               For Series of Glickenhaus Special Situations Trust, please refer to the information under "The Trust--
               General Considerations" and "The Trust--Substitution of Bonds" in Exhibit 2.



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                                           SIGNATURE


               Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 2nd day of October, 1996.

                                    GLICKENHAUS VALUE PORTFOLIOS,
                                      THE 1996 EQUITY COLLECTION
                                      (AND SUBSEQUENT SERIES); and
                                      GLICKENHAUS SPECIAL SITUATIONS TRUST,
                                      SERIES 1 (AND SUBSEQUENT SERIES)

                                    By:     GLICKENHAUS & CO.
                                              Depositor


                                                   By:    /s/ Brian C. Laux
                                                         -----------------------
                                                         Brian C. Laux
                                                         Attorney-In-Fact






Attest:     ____________________
               Name:
               Title:


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                                         IX.  EXHIBITS


No.            Description

1.             Form of Trust Indenture and Agreement (to be filed as
               Exhibit 1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 of the Trust)

2. Copy of Prospectus (to be filed within Amendment No. 1 to the Registration Statement on Form S-6 of the Trust)